Filed by Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

Community State Bank

Date:	March 31, 2003

To:	All CSB Employees

From:	Stuart H. Lubow

After receiving a solicitation from Lakeland Bank, and after several months of negotiations, Community State Bank has agreed to be acquired by Lakeland Bank. Lakeland is a $1.2 Billion Community Bank with 34 offices in Sussex, Passaic, Morris & Essex counties that is looking forward to expanding its presence into Bergen County. Lakeland approaches banking in much the same manner as CSB; that is, providing extremely personalized banking services. As such, Community State Bank will be an ideal fit for Lakeland.

Management and the Board of Directors believe that this merger will give Community State Bank’s employees and customers access to greater opportunities to expand in the marketplace.

Over the next several days, representatives from Lakeland Bank will be meeting with all CSB personnel to discuss details of the merger.

The merger should be completed in the late 3rd quarter or early 4th quarter of this year. It is important that Community State Bank continues to operate on a “Business as Usual” basis until the transaction is completed.

Lakeland Bancorp plans to file a Registration Statement on SEC Form S-4 in connection with the merger and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration

417 Cedar Lane    Teaneck, NJ 07666    tel 201-836-8300    fax 201-287-0135

Website: www.csbnj.com

Statement and the Proxy Statement/Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois.

Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from Commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

CSB, its directors, executive officers and certain members of management and employees may be soliciting proxies from CSB’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

417 Cedar Lane    Teaneck, NJ 07666    tel 201-836-8300    fax 201-287-0135

Website: www.csbnj.com